

July 24, 2013

Via E-mail
Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

  Re: Chevron Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 22, 2013
     File No. 001-00368

Dear Ms. Yarrington:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page FS-2

Upstream, page FS-2

1. The discussion of the oil seeps at the Frade Field indicates, in part, that your ultimate exposure related to the incident could be significant to net income in any one period. In view of this, please explain to us, in reasonable detail, how you have considered the disclosure requirements of FASB ASC Section 450-20-50.

Ms. Patricia E. Yarrington
Chevron Corporation
July 24, 2013
Page 2

Liquidity and Capital Resources, page FS-11

Capital and Exploratory Expenditures, page FS-12

2.	We note that actual and estimated capital and exploratory expenditures for 2012 and 2013 were higher than corresponding amounts for 2011 and, more significantly, 2010. Please expand your MD&A to explain the reasons for these increases. Additionally, to the extent that there are known trends with respect to these expenditures that have had or you reasonably expect will have a material impact on liquidity or capital resources, discuss whether and the extent to which these trends will continue and the impact if they do. See Item 303 of Regulation S-K.

Financial Statements

Note 24: Other Financial Information, page FS-58

3.	Disclosure under this section describes gains of approximately $2.8 billion included in earnings in 2012 and related to the sale of nonstrategic properties. Separately, disclosure under your MD&A, page FS-9, indicates that gains from asset sales during 2012 totaled approximately $4.2 billion. Please send us, as supplemental information, a schedule that reconciles these amounts.

4.	For each transaction that contributed materially to the $4.2 billion gain from asset sales during 2012, please provide the following information:

•	A reasonably detailed description of the nature and terms of the transaction, including the nature and value of all consideration given up and received;

•	An explanation of how the value of the consideration given up and received was determined;

•	The amount of gain recognized, and how the amount of gain was determined. Include a discussion of the specific authoritative literature you relied on in determining the amount of gain, and;

•	Whether the gains were reported in your U.S or International Upstream or Downstream operations.

Supplemental Information on Oil and Gas Producing Activities, page FS-62

Proved Undeveloped Reserve Quantities, page FS-69

5.   Item 1203(b) of Regulation S-K requests that registrants "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." It appears that you have disclosed only the PUD volumes that you converted to proved developed status. Please expand your disclosure to present PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters and Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the comment on engineering matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant